***This Amendment to Schedule 13G is being filed to correct
                a typographical error in the Issuer's address***

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G

                            -------------------------

                    INFORMATION TO BE INCLUDED IN STATEMENTS
          FILED PURSUANT TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS
                      THERETO FILED PURSUANT TO RULE 13D-2

                              AFTERSOFT GROUP, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    00210T102
                            -------------------------
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2008
                            -------------------------
              (DATE OF EVENT WHICH REQUIRES FILING THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1 (b)
[ X ]   Rule 13d-1 (c)
[   ]   Rule 13d-1 (d)

CUSIP NO. 00210T102                    13G                    Page 2 of 11 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Little Wing, L.P., 13-3778596

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                      (b) [ X ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES                         5. SOLE VOTING POWER:
BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH            6. SHARED VOTING POWER:  6,333,800*
POWER:
                                         7. SOLE DISPOSITIVE POWER:

                                         8. SHARED DISPOSITIVE POWER: 6,333,800*

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,333,800*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.80%**

12. TYPE OF REPORTING PERSON: PN
____________________________________
 * Consists of 357,292 warrants exercisable into 357,292 common shares and 5,976,508 common shares

** Based on 92,816,110 Common Shares outstanding plus an aggregate of 357,292 shares assumed issued upon the exercise of warrants

CUSIP NO. 00210T102                    13G                    Page 3 of 11 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Quilcap Corp., 13-3780878

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                      (b) [ X ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES                         5. SOLE VOTING POWER:
BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH            6. SHARED VOTING POWER:  6,333,800*
POWER:
                                         7. SOLE DISPOSITIVE POWER:

                                         8. SHARED DISPOSITIVE POWER: 6,333,800*

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,333,380*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.80%**

12. TYPE OF REPORTING PERSON: CO

____________________________________
 * Consists of 357,292 warrants exercisable into 357,292 common shares and 5,976,508 common shares

** Based on 92,816,110 Common Shares outstanding plus an aggregate of 357,292 shares assumed issued upon the exercise of warrants

CUSIP NO. 00210T102                    13G                    Page 4 of 11 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Tradewinds Fund, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) [   ]
                                                       (b) [ X ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES                         5. SOLE VOTING POWER:
BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH            6. SHARED VOTING POWER:  600,254*
POWER:
                                         7. SOLE DISPOSITIVE POWER:

                                         8. SHARED DISPOSITIVE POWER: 600,254*

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 600,254*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): .65%**

12. TYPE OF REPORTING PERSON*: CO

____________________________________
 * Consists of 59,375 warrants exercisable into 59,375 common shares and 540,879 common shares

** Based on 92,816,110 Common Shares outstanding plus an aggregate of 59,375 shares assumed issued upon the exercise of warrants

CUSIP NO. 00210T102                    13G                    Page 5 of 11 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Quilcap Management, LLC, 20-5125035

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) [   ]
                                                       (b) [ X ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES                         5. SOLE VOTING POWER: 0
BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH            6. SHARED VOTING POWER:  6,934,054*
POWER:
                                         7. SOLE DISPOSITIVE POWER: 0

                                         8. SHARED DISPOSITIVE POWER: 6,934,054*

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,934,054*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.44%**

12. TYPE OF REPORTING PERSON*: CO

____________________________________
 * Consists of 416,667 warrants exercisable into 416,667 common shares and 6,517,387 common shares.

** Based on 92,816,110 Common Shares outstanding plus an aggregate of 416,667 shares assumed issued upon the exercise of warrants

CUSIP NO. 00210T102                    13G                    Page 6 of 11 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Parker Quillen

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [   ]
                                                      (b) [ X ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES                         5. SOLE VOTING POWER: 26,058
BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH            6. SHARED VOTING POWER:  6,934,054*
POWER:
                                         7. SOLE DISPOSITIVE POWER: 26,058

                                         8. SHARED DISPOSITIVE POWER: 6,934,054*

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,960,112*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.47%**

12. TYPE OF REPORTING PERSON: IN

____________________________________
 * Consists of 416,667 warrants exercisable into 416,667 common shares and 6,543,445 common shares.

** Based on 92,816,110 Common Shares outstanding plus an aggregate of 416,667 shares assumed issued upon the exercise of warrants

CUSIP NO. 00210T102                    13G                    Page 7 of 11 Pages


ITEM 1 (a)     NAME OF ISSUER:
               Aftersoft Group, Inc.

ITEM 1 (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               Regus House, Herons Way,
               Chester Business Park
               Chester, UK CH4 9QR

ITEM 2 (a)     NAME OF PERSON FILING:
               Little Wing, L.P. ("Little Wing")
               Quilcap Corp. ("Quilcap Corp.")
               Tradewinds Fund Ltd. ("Tradewinds")
               Quilcap Management, LLC
               Parker Quillen

ITEM 2 (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Little Wing, L.P.
               c/o Quilcap Corp.
               145 East 57th Street, 10th Floor
               New York, NY 10022

               Quilcap Corp.
               145 East 57th Street, 10th Floor
               New York, NY 10022

               Tradewinds Fund Ltd.
               c/o Quilcap Management LLC
               145 East 57th Street, 10th Floor
               New York, NY 10022

               Quilcap Management LLC
               145 East 57th Street, 10th Floor
               New York, NY 10022

CUSIP NO. 00210T102                    13G                    Page 8 of 11 Pages


               Parker Quillen
               c/o Quilcap Corp.
               145 East 57th Street, 10th Floor
               New York, NY 10022

ITEM 2 (c)     CITIZENSHIP:
               Little Wing is a limited partnership organized under the laws of the State of Delaware. Tradewinds is a corporation organized under the laws of the British Virgin Islands.
               Quilcap Corp. is a corporation organized under the laws of the State of Delaware. Quilcap Management LLC is a Delaware limited liability company. Mr. Quillen is a citizen of the United States.

ITEM 2 (d)     TITLE OF CLASS OF SECURITIES:
               Common Stock, par value $0.0001 per share (the "Common Shares")

ITEM 2 (e)     CUSIP NUMBER:
               00210T102

ITEM (3) IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

               (a)   (   )  Broker or Dealer  registered  under  Section 15
                            of the Securities Exchange Act of 1934 (the "Act")
               (b)   (   )  Bank as defined in Section 3(a)(6) of the Act
               (c)   (   )  Insurance Company as defined in Section 3(a)(19)
                            of the Act
               (d)   (   )  Investment Company registered under Section 8 of
                            the Investment Company Act of 1940
               (e)   (   )  An investment adviser in accordance with Rule
                            13d-1(b)(1)(ii)(E);
               (f)   (   )  An employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F);
               (g)   (   )  A parent holding company or control person in
                            accordance with Rule 13d-1(b)(1)(ii)(G);
               (h)   (   )  A savings association as defined in Section 3(b)
                            of the Federal Deposit Insurance Act;
               (i)   (   )  A church plan that is excluded from the definition
                            of an investment company under Section 3(c)(14)
                            of the Investment Company Act;
               (j)   (   )  A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ X ]

CUSIP NO. 00210T102                    13G                    Page 9 of 11 Pages

ITEM 4.   OWNERSHIP

                    (a) Amount Beneficially Owned:
                        6,960,112

                    (b) Percentage of Class:
                        7.47% (based on 92,816,110 Common Shares outstanding plus an aggregate of 416,667 shares assumed issued upon the exercise of warrants) (based on information provided by the Company).

                    (c) Number of shares as to which such person has:
                          (i) sole power to vote or to direct the vote:
                              26,058
                         (ii) shared power to vote or to direct the vote:
                              6,934,054
                        (iii) sole power to dispose or to direct the disposition
                              of : 26,058
                         (iv) shared power to dispose or to direct the
                              disposition of: 6,934,054

                  Little Wing, L.P. has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Mr. Quillen, as President of Quilcap Corp., the general partner of Little Wing, L.P., and by Mr. Quillen as the Sole Managing Member of Quilcap Management, LLC., the investment manager of Little Wing, L.P. Tradewinds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Mr. Quillen, as the Sole Managing Member of Quilcap Management, LLC, the investment manager of Tradewinds.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          Not applicable.

CUSIP NO. 00210T102                    13G                   Page 10 of 11 Pages

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 00210T102                    13G                   Page 11 of 11 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

LITTLE WING, L.P.                              QUILCAP CORP.
By:    Quilcap Corp.                           By: /s/Parker Quillen
       -------------------                             ---------------------
       General Partner                         Parker Quillen, President

By: /s/Parker Quillen                          QUILCAP MANAGEMENT, LLC
    -----------------------
Parker Quillen, President                      By: /s/ Parker Quillen
                                                   ---------------------
                                               Sole Managing Member

TRADEWINDS FUND LTD.
By:    Quilcap Management, LLC                 /s/ Parker Quillen
                                               ---------------------
                                               Parker Quillen

By:/s/Parker Quillen
   --------------------
Parker Quillen,
Sole Managing Member